UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
 _______________________
FORM 8-K
_______________________
CURRENT REPORT
Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): December 8, 2015

_______________________
UNIVEST CORPORATION OF PENNSYLVANIA
(Exact name of registrant as specified in its charter)

_______________________

Pennsylvania	0-7617	23-1886144
(State or other jurisdiction	(Commission	(I.R.S. Employer
of incorporation)	File Number)	Identification No.)
14 North Main Street, Souderton, Pennsylvania 18964
(Address of principal executive office)(Zip Code)
Registrant’s telephone number, including area code (215) 721-2400
Not applicable
(Former name or former address, if changed since last report)

 _______________________

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2 (b) under the Exchange Act (17 CFR 240.14d-2 (b))
☐	Pre-commencement communications pursuant to Rule 13e-4 (c) under the Exchange Act (17 CFR 240.13e-4 (c))

Item 8.01	Other Events

On December 8, 2015, Univest Corporation of Pennsylvania (“Univest”) and Fox Chase Bancorp (“Fox Chase”) issued a joint press release announcing the execution of an Agreement and Plan of Merger (the “Merger Agreement”), dated as of December 8, 2015, providing for Univest to acquire Fox Chase for consideration consisting of Univest common stock and cash. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.
In addition, Univest intends to make available certain supplemental information regarding the proposed transaction in connection with analyst and investor presentations. The slides that will be made available in connection with such presentations are attached hereto as Exhibit 99.2 and are incorporated herein by reference.

Forward-Looking Statements
This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, expectations or predictions of future financial or business performance, conditions relating to Univest and Fox Chase, or other effects of the proposed merger on Univest and Fox Chase. Forward- looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “prospects or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could” or “may,” or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements are made only as of the date of this filing, and neither Univest nor Fox Chase undertakes any obligation to update any forward-looking statements contained in this presentation to reflect events or conditions after the date hereof. Actual results may differ materially from those described in any such forward-looking statements.

In addition to factors previously disclosed in the reports filed by Univest and Fox Chase with the U.S. Securities and Exchange Commission (the “SEC”) and those identified elsewhere in this document, the following factors, among others, could cause actual results to differ materially from forward looking statements or historical performance: the ability to obtain regulatory approvals and satisfy other closing conditions to the merger, including approval by shareholders of Univest and Fox Chase; the timing of closing the merger; difficulties and delays in integrating the business or fully realizing cost savings and other benefits; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer acceptance of products and services; customer borrowing, repayment, investment and deposit practices; competitive conditions; economic conditions, including downturns in the local, regional or national economies; the impact, extent and timing of technological changes; changes in accounting policies or practices; changes in laws and regulations; and other actions of the Federal Reserve Board and other legislative and regulatory actions and reforms.

Important Additional Information and Where to Find It
Univest intends to file with the SEC a Registration Statement on Form S-4 relating to the proposed merger, which will include a prospectus for the offer and sale of Univest common stock as well as the joint proxy statement of Fox Chase and Univest for the solicitation of proxies from their shareholders for use at the meetings at which the merger will be considered. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. SHAREHOLDERS OF UNIVEST AND FOX CHASE ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT-PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A free copy of the joint proxy statement-prospectus, as well as other filings containing information about Univest and Fox Chase, may be obtained at the SEC's website at http://www.sec.gov. In addition, copies of the joint proxy statement-prospectus can also be obtained free of charge by directing a request to Univest Corporation of Pennsylvania, Univest Plaza, 14 North Main Street, Souderton, PA 18964, attention: Corporate Secretary (215.721.8397), or from the “Investor Relations” section of Univest’s web site at http://www.univest.net; or to Fox Chase Bancorp, Inc., 4390 Davisville Road, Hatboro, Pennsylvania 19040, attention: Roger S. Deacon, (telephone 215-775-1435).

Univest, Fox Chase, and certain of their directors and executive officers may, under the rules of the SEC, be deemed to be "participants" in the solicitation of proxies from shareholders of Univest and Fox Chase in connection with the proposed merger. Information concerning the interests of the persons who may be considered "participants" in the solicitation will be set forth in the proxy statement-prospectus relating to the merger. Information concerning Univest’s directors and executive officers, including their ownership of Univest common stock, is set forth in its proxy statement previously filed with the SEC on March 19, 2015. Information concerning Fox Chase’s directors and executive officers, including their ownership of Fox Chase common stock, is set forth in its proxy statement previously filed with the SEC on April 10, 2015. Shareholders may obtain additional information regarding interests of such participants by reading the registration statement and the joint proxy statement-prospectus when they become available.

Item 9.01	Financial Statements and Exhibits.

(a) Not applicable

(b) Not applicable

(c) Not applicable

(d) Exhibits

Exhibit No.	Description of Document

99.1	Joint Press Release, dated December 8, 2015, of Univest Corporation of Pennsylvania and Fox Chase Bancorp
99.2	Investor Presentation dated December 8, 2015

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Univest Corporation of Pennsylvania

By:	/s/ Michael S. Keim
Name:	Michael S. Keim
Title:	Senior Executive Vice President, Chief Financial Officer
Date: December 8, 2015

EXHIBIT INDEX

Exhibit No.	Description of Document

99.1	Joint Press Release, dated December 8, 2015, of Univest Corporation of Pennsylvania and Fox Chase Bancorp
99.2	Investor Presentation dated December 8, 2015